TERYL RESOURCES CORP.

N E W S R E L E A S E

2002 GIL JOINT VENTURE DRILL PROGRAM UPDATE
Teryl Resources Corp.
(the “Company”)

TSX Venture: TRC.V

For Immediate Release: June 13, 2002 – Vancouver, B.C.- Teryl Resources Corp. (TSX Venture: TRC.V) and TERYL, INC. wish to announce that the assays for the 2002 Gil drilling program on the first drill target have been received from Fairbanks Gold Mining Inc., a wholly owned subsidiary of Kinross Gold Corporation (TSX: K; Amex: KGC).

A table displaying significant gold intercepts is located below.

GVC02-262
From	To	Interval	Grade
(ft)	(ft)	(ft)	(opt of gold)
65	130	55	0.029
INCLUDING
65	80	15	0.095
200	210	10	0.087

GVC02-263
From	To	Intercept	Grade
(ft)	(ft)	(ft)	(opt of gold)
75	90	15	0.040
375	385	10	0.073
500	525	25	0.072
705	710	5	0.105
920	975	55	0.046
INCLUDES
970	975	5	0.368

Planned targets for later this year include the intersection of the North and Main Gil mineralized trends, the upper Slippery Creek intrusive target and the Main Gil Extension.

The Main and North Gil zones are reported to contain an estimated mineral resource of 10.7 million tons of 0.04 opt of gold totaling 428,000 ounces (see February 14, 2000 news release for details).

The Gil claims are adjacent to the producing Fort Knox deposit which is owned by our joint venture partner Kinross Gold Corporation. Teryl Resources owns a 20% working interest and Kinross Gold owns an 80% working interest in the Gil joint venture property.

ABOUT TERYL RESOURCES CORP.

Teryl Resources Corp has several gold, silver and diamond properties located in Canada and the U.S.A. The mining prospects consist of two joint venture gold properties located near the Kinross Gold producing Fort Knox Mine in Alaska, several diamond-mining prospects near the Dia Met diamond producing mine located in the N.W.T., and one joint venture silver prospect located in northern B.C. Canada. The Company also has an interest in several producing oil and gas wells located in Texas, USA.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact:	John Robertson
800-665-4616

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

120 – 3011 Viking Way, Richmond, B.C. V6V 1W1 Canada
el: (604) 278-5996 Fax: (604) 278-3409 Email: john@ihiway.net www.terylresources.com